UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion Reports Record Revenues for Fourth Quarter and Full Year 2007. Dated February 6th, 2008	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6th, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION REPORTS RECORD REVENUES FOR FOURTH
QUARTER AND FULL YEAR 2007

TEL AVIV, Israel – February 6, 2008 – Alvarion Ltd. (NASDAQ: ALVR), the leading provider of WiMAX™ and wireless broadband solutions, today announced financial results for the fourth quarter and year ended December 31, 2007.

Q4 Highlights:

—	Record revenues of $66.3 million, up 32% from Q4 2006.

—	Record WiMAX revenues of $36.3 million; WiMAX shipments of $37.2 million.

—	Non-GAAP EPS of $0.05; GAAP EPS of $0.06.

2007 Highlights:

—	Record revenues of $236.6 million, up 30% from 2006.

—	WiMAX revenues increased 74% to $124 million.

—	WiMAX shipments increased 84% to $138 million.

—	Non-GAAP EPS of $0.14 compared to $0.07 in 2006.

—	GAAP EPS of $0.06 compared to a loss per share of ($0.67) in 2006.

In the fourth quarter of 2007, revenues reached a new record of $66.3 million, an increase of 9% from $60.6 million in the third quarter of 2007, and 32% from $50.3 million in the fourth quarter of 2006.

GAAP net income in the fourth quarter of 2007 was $4.1 million, or $0.06 per share, which included income from discontinued operations of $3.6 million.

Net income from continuing operations was $ 532,000 or $0.01 per share, compared to a loss from continuing operations of ($129,000), or ($0.00) per share in Q3. Loss from continuing operations in the fourth quarter of 2006 was ($282,000), or ($0.00) per share.

Excluding the results of the discontinued operations, amortization of acquired intangibles and stock based compensation expenses, on a non-GAAP basis, the company reported a net profit of approximately $3.1 million, or $0.05 per diluted share, compared with a non-GAAP net profit of approximately $2.4 million, or $0.04 per diluted share in the third quarter of 2007, and a non-GAAP net profit of approximately $2.1 million, or $0.03 per diluted share in Q4 2006.

The company generated positive cash flow from continuing operating activities of approximately $3.1 million during Q4 2007. Total cash flow in Q4 also included $4.4 million, representing the final payment from a customer of the former cellular mobile unit and $7.3 million in proceeds from the acquisition of LGC Wireless Inc. by ADC Telecommunication Inc. in a cash transaction during Q4. Alvarion’s LGC holding resulted from the conversion of a note which was part of the payment received in connection with the sale of the former cellular mobile unit to LGC in 2006. Cash reserves as of December 31, 2007 totaled approximately $139 million, an increase of about $20 million during 2007.

For the full year 2007, revenues totaled $236.6 million, an increase of 30% over $181.6 million in 2006. WiMAX revenues totaled approximately $124 million, about 52% of total revenue in 2007, compared with approximately $72 million, representing about 40% of total revenue, in 2006.

For 2007, net income was $4.3 million, or $0.07 per share. Net loss from continuing operations was $(1.1) million or ($0.02) per share, compared with a net loss from continuing operations of $(4.6) million, ($0.08) per share in 2006.

Excluding discontinued operations, amortization of acquired intangibles and stock based compensation expenses; non-GAAP net income for 2007 was $8.8 million, or $0.14 per diluted share, compared with non-GAAP net income of $4.5 million, or $0.07 per diluted share in 2006.

For supplemental information to facilitate evaluation of the impact of non-cash charges and comparisons with historical results of continuing and discontinued operations, see the attached table showing the detailed reconciliation of GAAP to non-GAAP results for Q4 2007, the full year 2007 and the comparative periods.

Comments from Management
“Our team continued to execute extremely well during the fourth quarter,” said Tzvika Friedman, President and CEO of Alvarion. “Revenues exceeded our guidance for the fourth quarter and enabled us to reach the upper end of our target range for revenue growth in 2007. WiMAX revenues increased about 74% in 2007, significantly above our target of at least 50% growth. Our strategy of engaging with operators for both primary and Personal Broadband early on and growing with our satisfied customers is clearly paying off. We are the market leader in WiMAX with cumulative shipments of about $260 million.

“2008 promises to be another year of expansion and adoption of WiMAX, and we continue to target revenue of $275 million to $300 million for 2008. Our guidance for Q1 puts us on pace to achieve this revenue target.”

Q1 2008 Guidance
The company’s revenue guidance for Q1 2008 is $63 to $67 million. The company is exposed to fluctuations in the U.S. dollar exchange rate. In addition, the company’s financial income is adversely affected by the decrease in interest rates. Therefore, based on the indicated revenue range, Q1 non-GAAP per share results are expected to range between $0.00 and $0.03. GAAP loss per share is expected to range between ($0.04) and ($0.01).

Alvarion’s management will host a conference call today, February 6, at 9:00 a.m. Eastern time to discuss the quarter. To participate in the call, please dial one of the following numbers approximately five minutes prior to the scheduled start time:
USA: (800)-954-1051; International: +1-(415)-226-5355.

The public is invited to listen to the live webcast of the conference call.
For details please visit Alvarion’s website at www.alvarion.com.
An archive of the online broadcast will be available on the website.

A replay of the call will be available from 11:00 a.m. ET on February 6th, 2008 through 11:59 a.m. ET on March 7th, 2008.

To access the replay, please call:
USA: (USA) (800) 633-8284;
International: +1(402)-977-9140.
To access the replay, users will need to enter the following code: 21370806. [formatting problem]

About Alvarion

With more than 3 million units deployed in over 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.

Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company’s prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Alvarion uses non-GAAP measures of net income, operating income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123R, amortizations of intangibles and results of discontinued operations. Alvarion’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Alvarion’s on-going operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (*)
U.S. dollars in thousands (except per share data)

	Year Ended December 31,	Year Ended December 31,	Three Months Ended December 31,	Three Months Ended December 31,	Three Months Ended September 30,
	2007	2006	2007	2006	2007

Sales	$236,573	$181,594	$66,337	$50,267	$60,612

Cost of sales	118,861	89,882	33,998	24,308	30,644

Gross profit	117,712	91,712	32,339	25,959	29,968

Operating expenses:
Research and development, net	51,389	38,807	13,818	10,868	12,721
Selling and marketing	55,943	44,929	14,968	12,589	14,710
General and administrative	15,566	13,680	3,920	3,412	3,946
Amortization of intangible assets	2,544	2,676	636	669	636

Total Operating expenses	125,442	100,092	33,342	27,538	32,013

Operating loss	(7,730)	(8,380)	(1,003)	(1,579)	(2,045)

Financial income, net	6,593	3,796	1,535	1,297	1,916

Income (Loss) from continuing operations	(1,137)	(4,584)	532	(282)	(129)

Income (loss) from discontinued operations, net	5,413	(36,167)	3,609	(5,961)	750

Net income (loss)	$4,276	$(40,751)	$4,141	$(6,243)	$621

Basic net earnings (loss) per share:
Continuing operations	$(0.02)	$(0.08)	$0.01	$(0.00)	$(0.00)
Discontinued operations	$0.09	$(0.59)	$0.06	$(0.10)	$0.01
Total	$0.07	$(0.67)	$0.07	$(0.10)	$0.01

Weighted average number of shares used in
computing basic net earnings (loss) per share	62,345	60,841	62,989	61,266	62,511

Diluted net earnings (loss) per share:
Continuing operations	$(0.02)	$(0.08)	$0.01	$(0.00)	$(0.00)
Discontinued operations	$0.08	$(0.59)	$0.05	$(0.10)	$0.01
Total	$0.06	$(0.67)	$0.06	$(0.10)	$0.01

Weighted average number of shares used in
computing diluted net earnings (loss) per share	64,625	60,841	65,189	61,266	65,263

(*)	Results of Cellular Mobile Unit that was sold in November 2006, are classified as discontinued operations and are not included in the results from continuing operations.

ALVARION LTD. & ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME (*)
U.S. dollars in thousands (except per share data)

	Three Months Ended December 31,2007				Three Months Ended September 30,2007
	GAAP	Adjustments		Non-GAAP	Non-GAAP

Sales	$66,337	$-		$66,337	$60,612

Cost of sales	33,998	(162	)(a)	33,836	30,496

Gross profit	32,339	162		32,501	30,116

Operating expenses:
Research and development, net	13,818	(516	)(a)	13,302	12,230
Selling and marketing	14,968	(459	)(a)	14,509	14,276
General and administrative	3,920	(805	)(a)	3,115	3,094
Amortization of intangible assets	636	(636	)(b)	-	-

Total Operating expenses	33,342	(2,416)		30,926	29,600

Operating profit (loss)	(1,003)	2,578		1,575	516

Financial income, net	1,535	-		1,535	1,916

Income from continuing operations	532	2,578		3,110	2,432

Income from discontinued operations, net	3,609	(3,609)		-	-

Net income	$4,141	$(1,031)		$3,110	$2,432

Basic net earnings per share:
Continuing operations	$0.01			0.05	$0.04

Discontinued operations	$0.06
Total	$0.07

Weighted average number of shares used in
computing basic net earnings per share	62,989			62,989	62,511

Diluted net earnings per share:
Continuing operations	$0.01			$0.05	$0.04

Discontinued operations	$0.05
Total	$0.06

Weighted average number of shares used in
computing diluted net earnings per share	65,189			65,189	65,263

(*)	Results of Cellular Mobile Unit that was sold in November 2006, are classified as discontinued operations and are not included in the results from continuing operations.

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

ALVARION LTD. & ITS SUBSIDIARIES
DISCLOSURE OF NON-US GAAP NET INCOME

FOR COMPARATIVE PURPOSES NET INCOME AND EARNINGS PER SHARE FROM CONTINUING OPERATIONS EXCLUDING AMORTIZATION OF ACQUIRED INTANGIBLES, STOCK BASED COMPENSATION EXPENSES AND INCOME (LOSS) FROM DISCONTINUED OPERATIONS

U.S. dollars in thousands (except per share data)

	Year Ended December 31,	Year Ended December 31,	Three Months Ended December 31,	Three Months Ended December 31,	Three Months Ended September 30,
	2007	2006	2007	2006	2007

Net income (loss) according to US GAAP	$4,276	$(40,751)	$4,141	$(6,243)	$621

Amortization of acquired current technology and customer relationships	2,544	2,676	636	669	636

Stock based compensation expenses related to SFAS 123R	7,424	6,450	1,942	1,699	1,925

Loss (income) from discontinued operations	(5,413)	36,167	(3,609)	5,961	(750)

Net Income from continuing operations excluding amortization of acquired intangibles, deferred stock compensation and income
(loss) from discontinued operations	$8,831	$4,542	$3,110	$2,086	$2,432

Basic net earnings per share from continuing operations excluding amortization of acquired intangibles, deferred stock compensation
and income (loss) from discontinued operations	$0.14	$0.07	$0.05	$0.03	$0.04

Weighted average number of shares used in computing basic net
earnings per share	62,345	60,841	62,989	61,266	62,511

Diluted net earnings per share from continuing operations excluding amortization of acquired intangibles, deferred stock compensation
and income (loss) from discontinued operations	$0.14	$0.07	$0.05	$0.03	$0.04

Weighted average number of shares used in computing diluted net
earnings per share	64,625	63,526	65,189	63,865	65,263

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31, 2007	December 31, 2006

Cash, cash equivalents, short-term and long-term investments	$138,874	$118,426
Trade receivables	31,224	34,332
Other accounts receivable	7,985	12,474
Inventories	42,746	30,539
Severance pay fund	11,667	8,749

INVESTMENT IN AFFILIATES	605	-

PROPERTY AND EQUIPMENT, NET	13,078	10,379

GOODWILL AND OTHER INTANGIBLE ASSETS	58,699	61,243

DISCONTINUED ASSETS	-	3,921

TOTAL ASSETS	$304,878	$280,063

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables	$24,091	$22,418
Other accounts payable and accrued expenses	52,257	42,295

Total current liabilities	76,348	64,713

ACCRUED SEVERANCE PAY	16,242	12,694

DISCONTINUED LIABILITIES	-	7,355

TOTAL LIABILITIES	92,590	84,762

SHAREHOLDERS' EQUITY	212,288	195,301

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$304,878	$280,063

ALVARION LTD.& ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
U.S. dollars in thousands

Three Months ended December 31, 2007

Cash flows from operating activities:
Net profit	$4,141
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	1,127
Stock based compensation expenses related to SFAS 123R	1,942
Amortization of intangibles assets	636
Decrease in trade receivables	3,511
Increase in other accounts receivable and prepaid expenses	(93)
Decrease in inventories	2,050
Increase in trade payables	2,095
Decrease in other accounts payables and accrued expenses	(8,741)
Accrued severance pay, net	85
Net income from discontinued operations	(3,609)

Net cash provided by operating activities from continuing operations	3,144

Net cash provided by operating activities from discontinued operations	4,377

Net cash provided by operating activities	7,521

Cash flows from investing activities:
Purchase of fixed assets	(2,404)
Proceeds from sale of investment	7,289

Net cash provided by investing activities from continuing operations	4,885

Cash flows from financing activities:
Proceeds from exercise of employees' stock options	1,033

Net cash provided by financing activities from continuing operations	1,033

Increase in cash, cash equivalents, short-term and long-term investments from continuing operations	9,062

Increase in cash, cash equivalents, short-term and long-term investments from continuing operations	4,377

Increase in cash, cash equivalents, short-term and long-term investments	13,439

Cash, cash equivalents, short-term and long-term investments at the beginning of the period	125,435

Cash, cash equivalents, short-term and long-term investments at the end of the period	$138,874